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Exhibit

Exhibit Description

99 Announcement on 2025/04/01: To clarify news reported by Economic Daily News on April 1, 2025

Exhibit 99

To clarify news reported by Economic Daily News on April 1, 2025

1. Date of occurrence of the event: 2025/04/01

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship with the Company (please enter “the company itself” or “subsidiaries”): the company itself

4. Reciprocal shareholding percentage: N/A

5. Name of the reporting media: Economic Daily News, A03

6. Content of the report:

It rumored that UMC and GlobalFoundries will merge, ADR price of UMC soared.

7. Cause of occurrence:

The Company does not comment on speculative reports or market rumors.

8. Countermeasures: None

9. Any other matters that need to be specified: None